Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Medigen Expects PI-88 Interim Patient Data in May 2014

Brisbane, Australia, 8 May 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) today announces that PI-88 licensee Medigen Biotechnology Corporation Limited (“Medigen”) (Taipei, Taiwan) expects to obtain data from 131 patients required in order to conduct an interim analysis of PI-88’s phase III PATRON trials in May 2014. As a result, in the third quarter of 2014, Medigen plans to convene an independent commission comprised of medical and statistical experts to discuss the interim results.

Public disclosure of the results of the independent commission’s analysis will follow in due course.

Acting Managing Director Heng Tang said “This is an exciting development in the ongoing development of Progen’s landmark anti-liver cancer drug candidate PI-88, and the Company is looking forward to the findings of the independent commission.”

Medigen are currently completing the fully recruited randomised, placebo-controlled Phase III PATRON trial in Taiwan, South Korea, China and Hong Kong to confirm the safety and efficacy of PI-88 in the adjuvant treatment of hepatocellular carcinoma after surgical resection. The Company previously announced on 30 December 2013 that Medigen had reached the target enrolment of 500 patients for the phase III PATRON trial being conducted in 25 medical centres in Taiwan, South Korea, China and Hong Kong.

If the interim results from this clinical trial are in line with expectations, Medigen expects to lodge the accelerated NDA with the TFDA this year.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About PharmaSynth Pty Ltd

PharmaSynth is one of Australia’s most experienced biopharmaceutical contract manufacturing organisations located in Brisbane. PharmaSynth is licensed by the Australian Therapeutic Goods Administration (TGA) to manufacture active pharmaceutical ingredients from biological sources or synthesis and the Australian Pesticides and Veterinary Medicines Authority (APVMA) for manufacture of veterinary sterile immunological products. PharmaSynth has a local and international client base serving the pharmaceutical, biotechnology and veterinary industries. www.pharmasynth.com.au

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.